Exhibit 99.1

2019

HALF-YEAR FINANCIAL REPORT

Table of Contents

1- CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS	1
CONSOLIDATED BALANCE SHEETS — ASSETS	1
CONSOLIDATED BALANCE SHEETS — SHAREHOLDERS’ EQUITY AND LIABILITIES	2
CONSOLIDATED INCOME STATEMENTS	3
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	4
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5
CONSOLIDATED STATEMENTS OF CASH FLOWS	8
NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019	10
INTRODUCTION	10
A/ Basis of preparation of the half-year financial statements and accounting policies	10
B/ Significant information for the first half of 2019	14
C/ Events subsequent to June 30, 2019	36

1- CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS — ASSETS

(€ million)	Note	June 30, 2019	December 31, 2018
Property, plant and equipment	B.2.	9,606	9,651
Right-of-use assets (a)		1,105	—
Goodwill	B.3.	44,418	44,235
Other intangible assets	B.3.	19,098	21,889
Investments accounted for using the equity method	B.5.	3,536	3,402
Other non-current assets	B.6.	2,261	2,971
Deferred tax assets		5,137	4,613
Non-current assets		85,161	86,761
Inventories		8,423	7,477
Accounts receivable	B.7.	7,229	7,260
Other current assets		2,920	2,917
Cash and cash equivalents	B.9.	6,742	6,925
Current assets		25,314	24,579
Assets held for sale or exchange		70	68
TOTAL ASSETS		110,545	111,408

(a)	See Note A.1.2.

The accompanying notes on pages 10 to 50 are an integral part of the condensed half-year consolidated financial statements.

1 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED BALANCE SHEETS — SHAREHOLDERS’ EQUITY AND LIABILITIES

(€ million)	Note	June 30, 2019	December 31, 2018
Equity attributable to equity holders of Sanofi		56,353	58,876
Equity attributable to non-controlling interests		165	159
Total equity	B.8.	56,518	59,035
Long-term debt	B.9.	21,087	22,007
Non-current lease liabilities (a)		958	—
Non-current liabilities related to business combinations and to non-controlling interests	B.11.	739	963
Non-current provisions and other non-current liabilities	B.12.	9,099	8,613
Deferred tax liabilities		2,938	3,414
Non-current liabilities		34,821	34,997
Accounts payable		5,082	5,041
Current liabilities related to business combinations and to non-controlling interests	B.11.	273	341
Current provisions and other current liabilities		9,200	9,361
Current lease liabilities (a)		240	—
Short-term debt and current portion of long-term debt	B.9.	4,411	2,633
Current liabilities		19,206	17,376
Liabilities related to assets held for sale or exchange		—	—
TOTAL EQUITY AND LIABILITIES		110,545	111,408

(a)	See Note A.1.2.

The accompanying notes on pages 10 to 50 are an integral part of the condensed half-year consolidated financial statements.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 2

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2019 (6 months)	June 30, 2018 (6 months)	December 31, 2018 (12 months)
Net sales	B.20.	17,019	16,074	34,463
Other revenues		674	533	1,214
Cost of sales		(5,385)	(5,265)	(11,435)
Gross profit		12,308	11,342	24,242
Research and development expenses		(2,972)	(2,755)	(5,894)
Selling and general expenses		(4,835)	(4,819)	(9,859)
Other operating income	B.15.	273	323	484
Other operating expenses	B.15.	(466)	(165)	(548)
Amortization of intangible assets	B.3.	(1,116)	(999)	(2,170)
Impairment of intangible assets	B.4.	(1,840)	(101)	(718)
Fair value remeasurement of contingent consideration	B.6. - B.11.	190	10	117
Restructuring costs and similar items	B.16.	(747)	(607)	(1,480)
Other gains and losses, and litigation	B.17.	317	(67)	502
Operating income		1,112	2,162	4,676
Financial expenses	B.18.	(244)	(202)	(435)
Financial income	B.18.	94	97	164
Income before tax and investments accounted for using the equity method		962	2,057	4,405
Income tax expense	B.19.	(13)	(297)	(481)
Share of profit/(loss) from investments accounted for using the equity method		116	75	499
Net income excluding the exchanged/held-for-exchange Animal Health business		1,065	1,835	4,423
Net income/(loss) of the exchanged/held-for-exchange Animal Health business		—	—	(13)
Net income		1,065	1,835	4,410
Net income attributable to non-controlling interests		15	57	104
Net income attributable to equity holders of Sanofi		1,050	1,778	4,306
Average number of shares outstanding (million)	B.8.7.	1,247.2	1,247.8	1,247.1
Average number of shares after dilution (million)	B.8.7.	1,254.7	1,254.9	1,255.2
– Basic earnings per share (in euros)		0.84	1.42	3.45
– Basic earnings per share excluding the exchanged/held-for-exchange Animal Health business (in euros)		0.84	1.42	3.46
– Diluted earnings per share (in euros)		0.84	1.42	3.43
– Diluted earnings per share excluding the exchanged/held-for-exchange Animal Health business (in euros)		0.84	1.42	3.44

The accompanying notes on pages 10 to 50 are an integral part of the condensed half-year consolidated financial statements.

3 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2019 (6 months)	June 30, 2018 (6 months)	December 31, 2018 (12 months)
Net income		1,065	1,835	4,410
Attributable to equity holders of Sanofi		1,050	1,778	4,306
Attributable to non-controlling interests		15	57	104
Other comprehensive income:
• Actuarial gains/(losses)	B.8.8.	(535)	118	201
• Change in fair value of equity instruments included in financial assets	B.8.8.	34	(213)	(537)
• Tax effects	B.8.8.	117	12	31
Sub-total: items not subsequently reclassifiable to profit or loss (A)		(384)	(83)	(305)
• Change in fair value of debt instruments included in financial assets	B.8.8.	28	(1)	(4)
• Change in fair value of cash flow hedges	B.8.8.	(15)	5	3
• Change in currency translation differences	B.8.8.	410	804	1,194
• Tax effects	B.8.8.	17	(2)	71
Sub-total: items subsequently reclassifiable to profit or loss (B)		440	806	1,264
Other comprehensive income for the period, net of taxes (A+B)		56	723	959
Comprehensive income		1,121	2,558	5,369
Attributable to equity holders of Sanofi		1,105	2,504	5,269
Attributable to non-controlling interests		16	54	100

The accompanying notes on pages 10 to 50 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share- based payments	Other comprehensive income	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2017 (a)	2,584	51,475	(1,503)	3,032	1,964	57,552	170	57,722
Other comprehensive income for the period	—	(117)	—	—	(2,548)	(2,665)	(15)	(2,680)
Net income for the period (a)	—	8,416	—	—	—	8,416	121	8,537
Comprehensive income for the period (a)	—	8,299	—	—	(2,548)	5,751	106	5,857
Dividend paid out of 2016 earnings (€2.96 per share)	—	(3,710)	—	—	—	(3,710)	—	(3,710)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(99)	(99)
Share repurchase program (b)	—	—	(2,159)	—	—	(2,159)	—	(2,159)
Reductions in share capital	(94)	(3,554)	3,648	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	8	215	—	—	—	223	—	223
• Issuance of restricted shares	7	(7)	—	—	—	—	—	—
• Employee share ownership plan	3	103	—	—	—	106	—	106
• Value of services obtained from employees	—	—	—	263	—	263	—	263
• Tax effects of the exercise of stock options	—	—	—	3	—	3	—	3
Other changes arising from issuance of restricted shares (c)	—	16	—	—	—	16	—	16
Change in non-controlling interests without loss of control	—	25	—	—	—	25	(1)	24
Change in non-controlling interests arising from divestment	—	—	—	—	—	—	(7)	(7)
Balance at December 31, 2017 (a)	2,508	52,862	(14)	3,298	(584)	58,070	169	58,239

5 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share- based payments	Other comprehensive income	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2018 (a)	2,508	52,862	(14)	3,298	(584)	58,070	169	58,239
First-time application of IFRS 9 (d)	—	839	—	—	(852)	(13)	—	(13)
Other comprehensive income for the period	—	(83)	—	—	809	726	(3)	723
Net income for the period	—	1,778	—	—	—	1,778	57	1,835
Comprehensive income for the period	—	1,695	—	—	809	2,504	54	2,558
Dividend paid out of 2017 earnings (€3.03 per share)	—	(3,773)	—	—	—	(3,773)	—	(3,773)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(51)	(51)
Share repurchase program (b)	—	—	(729)	—	—	(729)	—	(729)
Reductions in share capital	(14)	(498)	512	—	—	—	—	—
Share-based payment plans:					—	—	—	—
• Exercise of stock options	—	6	—	—	—	6	—	6
• Issuance of restricted shares and vesting of existing restricted shares (e)	4	(83)	79	—	—	—	—	—
• Value of services obtained from employees	—	—	—	151	—	151	—	151
• Tax effects of the exercise of stock options	—	—	—	7	—	7	—	7
Other changes arising from issuance of restricted shares (c)	—	13	—	—	—	13	—	13
Change in non-controlling interests without loss of control	—	(39)	—	—	—	(39)	(8)	(47)
Balance at June 30, 2018	2,498	51,022	(152)	3,456	(627)	56,197	164	56,361
Other comprehensive income for the period	—	(222)	—	—	459	237	(1)	236
Net income for the period	—	2,528	—	—	—	2,528	47	2,575
Comprehensive income for the period	—	2,306	—	—	459	2,765	46	2,811
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(46)	(46)
Share repurchase program (b)	—	—	(371)	—	—	(371)	—	(371)
Reductions in share capital	(10)	(358)	368	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	2	51	—	—	—	53	—	53
• Issuance of restricted shares and vesting of existing restricted shares (e)	—	(1)	1	—	—	—	—	—
• Employee share ownership plan	5	115	—	—	—	120	—	120
• Proceeds from sale of treasury shares on exercise of stock options	—	—	1	—	—	1	—	1
• Value of services obtained from employees	—	—	—	133	—	133	—	133
• Tax effects of the exercise of stock options	—	—	—	7	—	7	—	7
Change in non-controlling interests without loss of control	—	(29)	—	—	—	(29)	11	(18)
Change in non-controlling interests arising from divestment	—	—	—	—	—	—	(16)	(16)
Balance at December 31, 2018	2,495	53,106	(153)	3,596	(168)	58,876	159	59,035

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(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share- based payments	Other comprehensive income	Attributable to equity holders of Sanofi	Attributable to non -controlling interests	Total equity
Balance at December 31, 2018	2,495	53,106	(153)	3,596	(168)	58,876	159	59,035
Other comprehensive income for the period	—	(384)	—	—	439	55	1	56
Net income for the period	—	1,050	—	—	—	1,050	15	1,065
Comprehensive income for the period	—	666	—	—	439	1,105	16	1,121
Dividend paid out of 2018 earnings (€3.07 per share)	—	(3,834)	—	—	—	(3,834)	—	(3,834)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(10)	(10)
Share repurchase program (b)	—	—	(12)	—	—	(12)	—	(12)
Share-based payment plans:
• Exercise of stock options	2	42	—	—	—	44	—	44
• Issuance of restricted shares and vesting of existing restricted shares (e)	7	(160)	153	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	3	—	—	3	—	3
• Value of services obtained from employees	—	—	—	131	—	131	—	131
• Tax effects of the exercise of stock options	—	—	—	3	—	3	—	3
Other changes arising from issuance of restricted shares (c)	—	30	—	—	—	30	—	30
Change in non-controlling interests arising from divestment	—	7	—	—	—	7	—	7
Balance at June 30, 2019	2,504	49,857	(9)	3,730	271	56,353	165	56,518

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.2.1.1. to the consolidated financial statements for the year ended December 31, 2018).
(b)	See Note B.8.2.
(c)	Issuance of restricted shares to former employees of the Animal Health business and the European Generics business subsequent to the date of divestment.
(d)	See Note A.2.1.2. to the consolidated financial statements for the year ended December 31, 2018.
(e)	This line includes restricted share awards fulfilled using existing shares.

The accompanying notes on pages 10 to 50 are an integral part of the condensed half-year consolidated financial statements.

7 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2019 (6 months)	June 30, 2018 (6 months)	December 31, 2018 (12 months)
Net income attributable to equity holders of Sanofi		1,050	1,778	4,306
Net (income)/loss of the exchanged/held-for-exchange Animal Health business		—	—	13
Non-controlling interests, excluding BMS (b)		15	15	22
Share of undistributed earnings from investments accounted for using the equity method		(82)	(59)	(471)
Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets (a)		3,779	1,779	4,279
Gains and losses on disposals of non-current assets, net of tax (c)		(63)	(217)	(797)
Net change in deferred taxes		(818)	(330)	(727)
Net change in non-current provisions and other non-current liabilities (d)		(27)	(56)	(265)
Cost of employee benefits (stock options and other share-based payments)		131	152	284
Impact of the workdown of acquired inventories remeasured at fair value		3	100	114
Other profit or loss items with no cash effect		(12)	119	69
Operating cash flow before changes in working capital and excluding the exchanged/held-for-exchange Animal Health business		3,976	3,281	6,827
(Increase)/decrease in inventories		(934)	(627)	(701)
(Increase)/decrease in accounts receivable		90	571	(35)
Increase/(decrease) in accounts payable		(49)	(219)	270
Net change in other current assets and other current liabilities		96	(1,232)	(814)
Net cash provided by/(used in) operating activities excluding the exchanged/held-for-exchange Animal Health business (e)		3,179	1,773	5,547
Acquisitions of property, plant and equipment and intangible assets	B.2. – B.3.	(841)	(823)	(1,977)
Acquisitions of consolidated undertakings and investments accounted for using the equity method (f)	B.1.	(134)	(12,784)	(12,857)
Acquisitions of other equity investments		(24)	(32)	(137)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (g)	B.6.	867	486	2,163
Net change in other non-current assets		(33)	67	(58)
Net cash provided by/(used in) investing activities excluding the exchanged/held-for-exchange Animal Health business		(165)	(13,085)	(12,866)
Net cash inflow/(outflow) from the exchange of the Animal Health business for BI’s Consumer Healthcare business		—	5	(6)
Issuance of Sanofi shares	B.8.1.	58	19	177
Dividends paid:
• to shareholders of Sanofi		(3,834)	(3,773)	(3,773)
• to non-controlling interests, excluding BMS (b)		(9)	(10)	(14)
Payments received/(made) on changes of ownership interest in a subsidiary without loss of control		—	(45)	(77)
Additional long-term debt contracted	B.9.1.	1,994	9,674	9,677
Repayments of long-term debt	B.9.1.	(1,261)	(25)	(787)
Repayment of lease liabilities (a)		(135)	—	—
Net change in short-term debt		(13)	3,383	(168)
Acquisitions of treasury shares	B.8.2	(12)	(730)	(1,101)
Disposals of treasury shares		3	—	—
Net cash provided by/(used in) financing activities excluding the exchanged/held-for-exchange Animal Health business		(3,209)	8,494	3,934

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(€ million)	Note	June 30, 2019 (6 months)	June 30, 2018 (6 months)	December 31, 2018 (12 months)
Impact of exchange rates on cash and cash equivalents		12	(9)	1
Net change in cash and cash equivalents		(183)	(2,822)	(3,390)
Cash and cash equivalents, beginning of period		6,925	10,315	10,315
Cash and cash equivalents, end of period	B.9.	6,742	7,493	6,925

(a)	See Note A.1.2.
(b)	See Note C.2. to the financial statements for the year ended December 31, 2018.
(c)	Includes non-current financial assets.
(d)	This line item includes contributions paid to pension funds (see Note B.12.).
(e)	Of which:

– Income tax paid	(724)	(1,061)	(2,058)
– Interest paid	(202)	(161)	(313)
– Interest received	56	31	72
– Dividends received from non-consolidated entities	1	—	1

(f)	This line item includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations.
(g)

This line item includes proceeds from disposals of investments in consolidated entities and of other non-current financial assets. For the year ended December 31 2018, it includes an amount of €1,598 million (net of transaction costs) for the divestment of the European Generics business (see Note D.1.1 to the consolidated financial statements for the year ended December 31, 2018). In the first half of 2019 it includes the divestment of Sanofi’s entire equity interests in Alnylam and MyoKardia.

9 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2019

INTRODUCTION

Sanofi, together with its subsidiaries (collectively “Sanofi” or “the Company”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.

Sanofi is listed in Paris (Euronext: SAN) and New York (Nasdaq: SNY).

The condensed consolidated financial statements for the six months ended June 30, 2019 were reviewed by the Sanofi Board of Directors at the Board meeting on July 26, 2019.

A/ BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL STATEMENTS AND ACCOUNTING POLICIES

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2018.

The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2019 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). IFRS as endorsed by the European Union as of June 30, 2019 are available via the following web link:

https://www.efrag.org/Endorsement

With the exception of the lease accounting policies described in Note A.1.1, the accounting policies applied effective January 1, 2019 are identical to those presented in the consolidated financial statements for the year ended December 31, 2018.

An amendment has been made to IAS 19, requiring an entity that remeasures a pension obligation due to an event (plan amendment, curtailment or settlement) to use the new assumptions available as of the date of that event in determining service cost and net interest cost with effect from that date. Applying this amendment did not have a material impact on the condensed consolidated half-year financial statements.

The other standards and interpretations issued by the IASB and endorsed by the European Union that became applicable on January 1, 2019 had no impact on the Sanofi consolidated financial statements.

Sanofi early adopted IFRIC 23 (Uncertainty over Income Tax Treatments) effective January 1, 2018. As described in Note B.12., “Non-current provisions and other non-current liabilities”, tax exposures relating to corporate income taxes, which were previously classified as provisions, are presented separately within Other non-current liabilities effective January 1, 2018.

A.1.1. UPDATE TO SIGNIFICANT ACCOUNTING POLICIES EFFECTIVE JANUARY 1, 2019

IFRS 16 became applicable on January 1, 2019, requiring Sanofi to update its lease accounting policies as described below. Most of the leases contracted by Sanofi relate to industrial and office premises, cars and various items of plant and equipment, with Sanofi as the lessee.

Sanofi recognizes a right-of-use asset and a lease liability for all of its lease contracts, except for (i) leases relating to low-value assets and (ii) short-term leases (12 months or less). Payments made in respect of leases not recognized on the balance sheet are recognized as an operating expense on a straight line basis over the lease term.

On inception of a lease, the liability for future lease payments is discounted at the incremental borrowing rate, which is a risk-free rate adjusted to reflect the specific risk profile of each Sanofi entity. Because lease payments are spread over the lease term, Sanofi applies a discount rate based on the duration of those payments.

The payments used to determine the liability for future lease payments exclude non-lease components, but include fixed payments that Sanofi expects to make to the lessor over the probable lease term (limited to the period within which Sanofi has a unilateral right to extend the lease without the lessor’s consent).

After inception of the lease, the liability for future lease payments is reduced by the amount of the lease payments made, and increased to reflect interest on the liability. In the event of a reassessment or amendment of future lease payments, the lease liability is remeasured.

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After inception of the lease, the right-of-use asset – which is initially measured at cost – is depreciated on a straight line basis over the lease term, and tested for impairment as required.

Sanofi recognizes deferred taxes in respect of right-of-use assets and lease liabilities.

Note that fixtures are depreciated over their economic life, which is no greater than the lease term as determined under IFRS 16.

A.1.2 IMPACTS OF THE FIRST-TIME APPLICATION OF IFRS 16

Under IAS 17, most of the leases contracted by Sanofi were classified as operating leases in which Sanofi was the lessee.

For most of those leases, the first-time application of IFRS 16 effective January 1, 2019 has resulted in the recognition on the balance sheet of (i) a liability for future lease payments and (ii) a right-of-use asset. IFRS 16 has also led to the following changes in presentation:

•	Balance sheet: Sanofi now presents right-of-use assets, non-current lease liabilities and current lease liabilities as separate line items.
•

Income statement: the rental expense previously recognized as a component of Operating income is now presented partly as depreciation expense (within Operating income), and partly as interest expense within Financial expenses.

•

In the statement of cash flows: the rental payments previously presented within Net cash provided by/(used in) operating activities are now presented within Net cash provided by/(used in) financing activities to the extent that those payments are allocated to repayment of the lease liability.

Sanofi has elected the simplified retrospective method for first-time application of IFRS 16, which involves recognizing a right-of-use asset equal to the amount of the lease liability. Under that method, comparative periods are not restated.

Consequently, for all leases (other than short-term leases and leases of low-value assets), a right-of-use asset was recognized on the balance sheet for an amount equal to the liability for future lease payments, adjusted by the amount of any prepaid or accrued lease payments. Amounts previously recognized in the financial statements for leases classified as finance leases under IAS 17 have remained unchanged. However, they have been reclassified from Property, plant and equipment to Right-of-use assets.

The lease liability recognized as of January 1, 2019 has been discounted at an average incremental borrowing rate of 3.5%.

Sanofi has applied the following practical expedients available under IFRS 16 at the transition date:

•	Leases with a lease term that ends between January 1, 2019 and December 31, 2019 have been treated as short-term leases and have not been capitalized, except for vehicle fleet leases.
•	Initial direct costs have been excluded from the initial measurement of the right-of-use asset.
•

The carrying amount of the right-of-use asset has not been subject to impairment testing under IAS 36, because it is regarded as having already been tested as part of the review of onerous contracts conducted under IAS 37 in 2018.

Finally, Sanofi has not identified any material embedded leases within service or supply contracts.

Impact on the balance sheet at the transition date (a)

(€ million)	December 31, 2018 as published	Impact of first-time application of IFRS 16		January 1, 2019
	(IAS 17)	Reclassification	Initial recognition	(IFRS 16)
Property, plant and equipment	9,651	(23)	—	9,628
Right-of-use assets	—	(66)	1,252	1,186
Other current and non-current assets	5,888	(11)	—	5,877
Short-term debt and long-term debt	(24,640)	22	—	(24,618)
Current and non-current lease liabilities	—	(22)	(1,252)	(1,274)
Provisions and other current and non-current liabilities	(17,974)	100	—	(17,874)

(a)	Debits are shown as positive amounts and credits as negative amounts.

11 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

Reconciliation between lease commitments under IAS 17 and lease liabilities under IFRS 16

(€ million)
Undiscounted lease commitments as of December 31, 2018	2,427
Leases contracted in 2018 but taking effect after 2018 (a)	(1,011)
Impact of renewal options	114
Short-term leases and leases of low-value assets	(21)
Other	(21)
Undiscounted future lease payments as of January 1, 2019	1,488
Effect of discounting	(236)
Finance leases	22
Lease liabilities as of January 1, 2019	1,274

(a)	Mainly relates to a new lease contracted in the United States.

Repayments of the (undiscounted) lease liability break down as follows: 19% within less than 1 year, 45% between 1 and 5 years, 36% after more than 5 years.

There has been no material change in right-of-use assets between January 1, 2019 and June 30, 2019.

A.2. USE OF ESTIMATES

The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date the financial statements are finalized. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as of the date of the review of the financial statements. Examples of estimates and assumptions include:

•	amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;

•	impairment of property, plant and equipment, intangible assets, and investments accounted for using the equity method;

•	the valuation of goodwill and the valuation and useful life of acquired intangible assets;

•	the measurement of contingent consideration receivable in connection with asset divestments;

•	the measurement of equity investments in unquoted entities;

•	the amount of post-employment benefit obligations;

•	the amount of provisions for restructuring, litigation, and environmental risks;

•	liabilities relating to uncertain tax positions;

•	the amount of deferred tax assets resulting from tax losses available for carry-forward and deductible temporary differences; and

•	the measurement of contingent consideration liabilities.

Actual results could differ from these estimates.

For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. That rate is applied to business operating income plus financial income and minus financial expenses, and before (i) the share of profit/loss of investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

A.3. SEASONAL TRENDS

Sanofi’s activities are not subject to significant seasonal fluctuations.

A.4. CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES IN HYPERINFLATIONARY ECONOMIES

In 2019, Sanofi is continuing to account for subsidiaries based in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met. In 2018, the Venezuelan government made further changes to the foreign exchange system, replacing the “DICOM” rate with the “PETRO” rate (with a floating US dollar/bolivar parity) and the strong bolivar (“VEF”) with a new currency known as the sovereign bolivar (“VES”), reflecting a 1-for-100,000 devaluation. Consequently, the contribution of the Venezuelan subsidiaries to the Sanofi consolidated financial statements is immaterial.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 12

In Argentina, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi has treated Argentina as a hyperinflationary economy from July 1, 2018 onwards, and applies IAS 29. The impact of adjustments required for the application of IAS 29 to Argentinean hyperinflation as of June 30, 2019 is immaterial.

A.5 FAIR VALUE OF FINANCIAL INSTRUMENTS

Under IFRS 13 (Fair Value Measurement) and IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:

•	Level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);

•	Level 2: quoted prices in active markets for similar assets or liabilities, or valuation techniques in which all important inputs are derived from observable market data;

•	Level 3: valuation techniques in which not all important inputs are derived from observable market data.

The table below shows the disclosures required under IFRS 7 relating to the measurement principles applied to financial instruments.

					Method used to determine fair value
						Market data
Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Valuation model	Exchange rate	Interest rate	Volatilities
B.6.	Financial assets measured at fair value (quoted equity instruments)	Fair value	1	Market value	Quoted market price	N/A

B.6.	Financial assets measured at fair value (quoted debt instruments)	Fair value	1	Revenue-based approach	Quoted market price	N/A

B.6.	Financial assets measured at fair value (unquoted equity instruments)	Fair value	3	Amortized cost/ Peer comparison (primarily)	If cost ceases to be a representative measure of fair value, an internal valuation based primarily on peer comparison is used.

B.6.	Financial assets at fair value (contingent consideration receivable):	Fair value	3	Revenue-based approach	Under IFRS 9, contingent consideration receivable on a divestment is a financial asset. The fair value of such assets is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note D.7. to the consolidated financial statements for the year ended December 31, 2018.

B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.

B.6.	Financial assets recognized under the fair value option(a)	Fair value	1	Market value	Net asset value	N/A

B.10.	Forward currency contracts	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	N/A

B.10.	Interest rate swaps	Fair value	2	Revenue-based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A

B.10.	Cross-currency swaps	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A

B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A

B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A	Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.

B.9.	Debt	Amortized cost (b)	N/A	N/A

In the case of debt with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.

For debt with a maturity of more than 3 months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).

A.1.2.	Lease liabilities	Amortized cost	N/A	N/A	Future lease payments discounted by using the incremental borrowing rate

B.11.	Liabilities related to business combinations and to non-controlling interests (CVRs)	Fair value	1	Market value	Quoted market price			N/A

B.11.	Liabilities related to business combinations and to non-controlling interests (other than CVRs)	Fair value(c)	3	Revenue-based approach	Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.

(a)	These assets are held to fund a deferred compensation plan offered to certain employees.
(b)

In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).

(c)

For business combinations completed prior to application of the revised IFRS 3, contingent consideration is recognized when payment becomes probable. See Note B.3.1. to the financial statements for the year ended December 31, 2018.

13 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

A.6. NEW PRONOUNCEMENTS ISSUED BY THE IASB AND APPLICABLE FROM 2020 OR LATER

Sanofi does not expect a material impact from the application of the amendments issued by the IASB in 2018 and 2019 and applicable from January 1, 2020 subject to endorsement by the European Union. Sanofi will not early adopt those amendments.

B/ SIGNIFICANT INFORMATION FOR THE FIRST HALF OF 2019

B.1. CHANGES IN THE SCOPE OF CONSOLIDATION DUE TO ACQUISITIONS AND DIVESTMENTS

The impacts of the acquisitions made during the first half of 2019 are not material for Sanofi.

Sanofi did not divest any material operations or entities during the period.

B.2. PROPERTY, PLANT AND EQUIPMENT

The table below sets forth acquisitions and capitalized interest by operating segment for the first half of 2019:

(€ million)	June 30, 2019	December 31, 2018
Acquisitions	517	1,459
Pharmaceuticals	318	1,014
Industrial facilities	265	769
Other	53	245
Vaccines	196	440
Consumer Healthcare	3	5
Capitalized interest	7	21

Impairment losses of €50 million were charged against property, plant and equipment in the first half of 2019, primarily in the Pharmaceuticals segment.

Firm orders for property, plant and equipment stood at €469 million as of June 30, 2019.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 14

B.3. GOODWILL AND OTHER INTANGIBLE ASSETS

Movements in intangible assets other than goodwill during the first half of 2019 were as follows:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2019	7,422	61,800	1,559	70,781
Acquisitions and other increases	71	9	71	151
Disposals and other decreases	(13)	(108)	(33)	(154)
Currency translation differences	34	400	5	439
Transfers (a)	(1,813)	1,804	(3)	(12)
Gross value at June 30, 2019	5,701	63,905	1,599	71,205
Accumulated amortization and impairment at January 1, 2019	(2,678)	(45,228)	(986)	(48,892)
Amortization expense	—	(1,126)	(66)	(1,192)
Impairment losses, net of reversals (b)	(517)	(1,323)	(13)	(1,853)
Disposals and other decreases	7	87	33	127
Currency translation differences	(12)	(283)	(5)	(300)
Transfers (a)	2	—	1	3
Accumulated amortization and impairment at June 30, 2019	(3,198)	(47,873)	(1,036)	(52,107)
Carrying amount at January 1, 2019	4,744	16,572	573	21,889
Carrying amount at June 30, 2019	2,503	16,032	563	19,098

(a)

This line mainly represents the bringing into commercial use of Cablivi® effective February 1, 2019. Cablivi® has been marketed in the United States and Europe since obtaining marketing authorizations from the relevant healthcare authorities, and is henceforth being amortized over its estimated useful life of 14 years.

(b)	See Note B.4.

Acquisitions of other intangible assets (excluding software) in the first half of 2019 totaled €80 million. The principal items were upfront and milestone payments within the Vaccines segment and by Sanofi Genzyme. The item “Products, trademarks and other rights” mainly comprises:

•	marketed products, with a carrying amount of €15.4 billion as of June 30, 2019 (versus €15.5 billion as of December 31, 2018) and a weighted average amortization period of approximately 10 years;

•	trademarks, with a carrying amount of €0.1 billion as of June 30, 2019 (versus €0.1 billion as of December 31, 2018) and a weighted average amortization period of approximately 12 years.

The table below provides information about the principal marketed products, which represented approximately 94% of the carrying amount of that item as of June 30, 2019:

(€ million)	Gross value	Accumulated amortization & impairment	Carrying amount June 30, 2019	Amortization period (years) (a)	Residual amortization period (years) (b)	Carrying amount December 31, 2018
Aventis	33,798	(33,493)	305	9	4	409
Genzyme	10,628	(8,018)	2,610	10	5	2,988
Bioverativ	6,883	(1,990)	4,893	13	12	6,385
Boehringer Ingelheim Consumer Healthcare	3,726	(610)	3,116	16	14	3,237
Ablynx	2,279	(166)	2,113	13	13	376
Chattem	1,284	(556)	728	23	15	748
Protein Sciences	807	(117)	690	13	11	715
Total: principal marketed products	59,405	(44,950)	14,455			14,858

(a)	Weighted averages. The amortization periods for these products vary between 1 and 25 years.
(b)	Weighted averages.

Goodwill amounted to €44,418 million as of June 30, 2019, versus €44,235 million as of December 31, 2018. Movements during the first half of 2019 were mainly due to currency translation differences.

The final amounts of goodwill arising on the acquisitions of Bioverativ on March 8, 2018 and Ablynx on May 14, 2018 are €2,676 million and €1,360 million, respectively.

B.4. IMPAIRMENT OF INTANGIBLE ASSETS

The results of impairment tests on other intangible assets led to the recognition of a net impairment loss of €1,840 million in the first half of 2019.

During the first half of 2019, Sanofi observed a decline in sales of Eloctate® (especially in the US market), and management updated the long-term prospects for this franchise. Coupled with the increased competition from new products entering the hemophilia A market, this led Sanofi to conduct an impairment test in accordance with IAS 36 (Impairment of Assets). As of June 30, 2019, these assets had a carrying amount of €5,226 million.

15 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

The recoverable amount of these assets was determined on the basis of discounted cash flow projections over their economic lives (see Note B.6.1. to the consolidated financial statements for the year ended December 31, 2018). Based on the results of the impairment test, an impairment loss of €1,609 million was recognized against the Eloctate® franchise assets. An increase of one-half of a percentage point in the discount rate used to determine the recoverable amount (after-tax rates of 7.25% for the Eloctate® cash flow projections and 8.25% for the BIVV001 cash flow projections) would require an additional impairment loss of €160 million to be recognized.

The valuation model used builds in a probability for the successful development and approval of BIVV001, an extended-action Factor VIII intended to replace Eloctate® and currently in Phase III.

If the BIVV001 development project were to fail, the recoverable amount would be €2,814 million. If it were to succeed, the projected sales used in the impairment test could be reduced by approximately 9% before any additional impairment loss would need to be recognized.

The other impairment losses recognized during the period mainly relate to development projects in the Pharmaceuticals segment.

B.5. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Investments accounted for using the equity method consist of associates and joint ventures (see Note B.1. to the consolidated financial statements for the year ended December 31, 2018), and comprise:

(€ million)	% interest	June 30, 2019	December 31, 2018
Regeneron Pharmaceuticals, Inc.	21.4	3,157	3,055
Onduo LLC	50.0	130	108
Infraserv GmbH & Co. Höchst KG (a)	30.0	66	73
Entities and companies managed by Bristol-Myers Squibb (b)	49.9	37	40
Other investments	—	146	126
Total		3,536	3,402

(a)	Joint venture.
(b)

Under the terms of the agreements with BMS (see Note C.2. to the consolidated financial statements for the year ended December 31, 2018), Sanofi’s share of the net assets of entities majority-owned by BMS is recorded in Investments accounted for using the equity method.

The market values of Sanofi’s investment in Regeneron as of June 30, 2019 and December 31, 2018, based on the quoted stock market price per share in US dollars, are shown below:

	June 30, 2019	December 31, 2018
Quoted stock market price per share ($)	313.00	373.50
Market value of investment in Regeneron ($ million)	7,363	8,835
Market value of investment in Regeneron (€ million)	6,476	7,702

The financial statements include commercial transactions between Sanofi and some equity-accounted investments that are classified as related parties. The principal transactions and balances with related parties are summarized below:

(€ million)	June 30, 2019	June 30, 2018	December 31, 2018
Sales	16	16	35
Royalties and other income (a)	153	66	116
Accounts receivable and other receivables (a)	160	35	89
Purchases and other expenses (including research expenses) (a)	608	385	1,143
Accounts payable and other payables (a)	373	221	544

(a)	These amounts mainly comprise transactions with Regeneron.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 16

B.6. OTHER NON-CURRENT ASSETS

Other non-current assets comprise:

(€ million)	June 30, 2019	December 31, 2018
Equity instruments at fair value through other comprehensive income	221	1,037
Debt instruments at fair value through other comprehensive income	387	359
Other financial assets at fair value through profit or loss	791	733
Pre-funded pension obligations	70	77
Long-term prepaid expenses	122	126
Long-term loans and advances and other non-current receivables	627	620
Derivative financial instruments	43	19
Total	2,261	2,971

Equity instruments at fair value through other comprehensive income amounted to €221 million as of June 30, 2019. The main changes in this line item during the period are described below:

•

Further to the announcement on April 8, 2019 of amendments to the terms of the agreement governing Sanofi’s equity interest in Alnylam, on May 2, 2019 Sanofi divested its entire holding of 10.6 million Alnylam shares, representing approximately 10% of that company’s capital. Proceeds from the divestment amounted to €706 million, net of taxes. The loss on the divestment was recognized in full in Other comprehensive income. This equity interest had a carrying amount of €671 million as of December 31, 2018.

•

The entire equity interest held by Sanofi in MyoKardia, Inc. was divested during the first half of 2019. Proceeds from the divestment amounted to €118 million, net of taxes. The gain arising on the divestment was recognized in full in Other comprehensive income. This equity interest had a carrying amount of €178 million as of December 31, 2018.

Changes in the line item Other financial assets at fair value through profit or loss during the first half of 2019 mainly comprise:

•

Contingent consideration receivable by Sanofi following the dissolution of the Sanofi Pasteur MSD joint venture (see Note D.7. to the consolidated financial statements for the year ended December 31, 2018). The amount of that receivable as of June 30, 2019 was €415 million, €336 million of which was non-current (compared with €373 million and a non-current portion of €309 million as of December 31, 2018). The fair value of the MSD contingent consideration is determined by applying the royalty percentage stipulated in the contract to discounted sales projections. The change in fair value recognized during the first half of 2019 was due primarily to a reassessment of the commercial prospects for MSD products, less the impact of payments received during the period. Changes in the fair value of the receivable are reported separately in the income statement, in the line item Fair value remeasurement of contingent consideration (see Note A.5.). The change in fair value recorded within this line item in the six months ended June 30, 2019 was €116 million, compared with €31 million in the six months ended June 30, 2018 and €80 million in the year ended December 31, 2018.

B.7. ACCOUNTS RECEIVABLE

Accounts receivable break down as follows:

(€ million)	June 30, 2019	December 31, 2018
Gross value	7,395	7,430
Allowances	(166)	(170)
Carrying amount	7,229	7,260

The impact of allowances against accounts receivable in the first half of 2019 was a net gain of €2 million (versus a net expense of €3 million for the first half of 2018).

17 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

The table below shows the aging profile of overdue accounts receivable, based on gross value:

	Overdue accounts	Overdue by	Overdue by	Overdue by	Overdue by	Overdue by
(€ million)	gross value	<1 month	1-3 months	3-6 months	6-12 months	> 12 months
June 30, 2019	550	164	122	93	43	128
December 31, 2018	547	257	172	36	21	61

Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables that met the conditions described in Note B.8.7. to the consolidated financial statements for the year ended December 31, 2018 and hence were derecognized was €497 million as of June 30, 2019 (versus €385 million as of December 31, 2018). The residual guarantees relating to those transfers were immaterial as of June 30, 2019.

B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. SHARE CAPITAL

As of June 30, 2019, the share capital was €2,504,039,842 and consisted of 1,252,019,921 shares (the total number of shares outstanding) with a par value of €2.

Treasury shares held by Sanofi are as follows:

	Number of shares	% of share capital
	(million)	for the period
June 30, 2019	0.02	0.002%
December 31, 2018	1.9	0.15%
June 30, 2018	2.0	0.16%
January 1, 2018	0.2	0.01%

A total of 920,312 shares were issued in the first half of 2019 as a result of the exercise of Sanofi stock subscription options.

A total of 5,703,266 shares vested under Sanofi restricted share plans during the first half of 2019, either by issuance of new shares or by the definitive award of existing restricted shares.

B.8.2. REPURCHASE OF SANOFI SHARES

On April 30, 2019, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Sanofi did not use that authorization during the first half of 2019.

On May 2, 2018, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Under that program (and that program alone), Sanofi repurchased 147,793 of its own shares during the first half of 2019 for a total amount of €12 million.

B.8.3. REDUCTIONS IN SHARE CAPITAL

No decision to cancel treasury shares was made by the Sanofi Board of Directors during the first half of 2019.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 18

B.8.4. RESTRICTED SHARE PLANS

Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2018. The principal features of the plans awarded in 2019 are set forth below:

2019
Type of plan	Performance share plan
Date of Board meeting approving the plan	April 30, 2019
Total number of shares subject to a 3-year service period	3,797,582
Fair value per share awarded (a)	67.90
Fair value of plan at the date of grant (€ million)	258

(a)	Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.

The total expense recognized for all restricted share plans, and the number of restricted shares not yet fully vested, are shown in the table below:

	June 30, 2019	June 30, 2018
Total expense for restricted share plans (€ million)	128	118
Number of shares not yet fully vested	11,251,318	13,756,202
Under 2019 plans	3,797,582	—
Under 2018 plans	4,252,339	4,388,361
Under 2017 plans	3,201,397	3,408,614
Under 2016 plans	—	3,759,373
Under 2015 plans	—	2,208,854

B.8.5. CAPITAL INCREASES

There were no capital increases reserved for employees in the first half of 2019.

The meeting of the Sanofi Board of Directors held on March 6, 2018 decided to award an employee share ownership plan by offering Sanofi employees the possibility of subscribing to a capital increase at a subscription price of €52.66. A total of 2,298,783 shares were subscribed, and a further 102,401 shares were issued by way of employer’s upfront contribution. An expense of €32 million was recognized for this plan in the six months ended June 30, 2018.

B.8.6. STOCK SUBSCRIPTION OPTION PLANS

The stock option plan granted by Sanofi in 2019 is summarized below, with the assumptions used to determine its fair value:

2019
Date of Board meeting approving the plan	April 30, 2019
Total number of options granted	220,000
Exercise price (€)	76.71
Vesting period	4 years
Plan expiry date	April 30, 2029
Fair value of the plan (€ million)	2
Fair value per option (€)	7.80
Assumptions used to determine fair value
Dividend yield	4.31%
Volatility of Sanofi shares, computed on a historical basis	22.48%
Risk-free interest rate	0.145%
Plan maturity	8 years

19 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

The table below shows, for each of the periods reported, the expense recognized through equity for stock option plans:

(€ million)	June 30, 2019	June 30, 2018
Expense recognized through equity	3	1

The table below provides summary information about options outstanding and exercisable as of June 30, 2019:

	Outstanding			Exercisable
		Weighted average residual life	Weighted average exercise price per share		Weighted exercise price per share
Range of exercise prices per share	Number of options	(years)	(€)	Number of options	(€)
From €30.00 to €40.00 per share	—	—	—	—	—
From €40.00 to €50.00 per share	—	—	—	—	—
From €50.00 to €60.00 per share	2,797,758	1.08	54.34	2,797,758	54.34
From €60.00 to €70.00 per share	440,000	9.35	66.87	—	—
From €70.00 to €80.00 per share	1,652,264	4.85	73.61	1,295,514	72.98
From €80.00 to €90.00 per share	763,359	6.91	89.18	388,464	89.38
Total	5,653,381			4,481,736

B.8.7. NUMBER OF SHARES USED TO COMPUTE DILUTED EARNINGS PER SHARE

Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(million)	June 30, 2019	June 30, 2018	December 31, 2018
Average number of shares outstanding	1,247.2	1,247.8	1,247.1
Adjustment for stock options with dilutive effect	1.0	1.2	1.3
Adjustment for restricted shares	6.5	5.9	6.8
Average number of shares used to compute diluted earnings per share	1,254.7	1,254.9	1,255.2

As of June 30, 2019, 1.1 million stock options were not taken into account in computing diluted earnings per share because they had no dilutive effect, compared with 2.5 million as of December 31, 2018 and 2.8 million as of June 30, 2018.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 20

B.8.8. OTHER COMPREHENSIVE INCOME

Movements within other comprehensive income are shown below:

(€ million)	June 30, 2019 (6 months)	June 30, 2018 (6 months)	December 31, 2018 (12 months)
Actuarial gains/(losses):
• Actuarial gains/(losses) excluding investments accounted for using the equity method	(535)	118	201
• Actuarial gains/(losses) of investments accounted for using the equity method, net of taxes	—	—	—
• Tax effects	155	(38)	(69)
Equity instruments included in financial assets:
• Change in fair value (excluding investments accounted for using the equity method)	19	(213)	(529)
• Change in fair value (investments accounted for using the equity method, net of taxes)	15	—	(8)
• Tax effects	(38)	50	100
Items not subsequently reclassifiable to profit or loss	(384)	(83)	(305)
Debt instruments included in financial assets:
• Change in fair value (excluding investments accounted for using the equity method) (a)	28	(1)	(4)
• Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
• Tax effects	(5)	—	—
Cash flow hedges:
• Change in fair value (excluding investments accounted for using the equity method) (b)	(15)	5	3
• Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
• Tax effects	4	(2)	(1)
Change in currency translation differences:
• Currency translation differences on foreign subsidiaries (excluding investments accounted for using the equity method) (b)	462	737	1,273
• Currency translation differences (investments accounted for using the equity method)	(75)	67	106
• Hedges of net investments in foreign operations	23	—	(185)
• Tax effects	18	—	72
Items subsequently reclassifiable to profit or loss	440	806	1,264

(a)	There were no reclassifications to profit or loss in the first half of 2019 or in 2018.
(b)	Includes reclassifications to profit or loss: €20 million in the first half of 2019, €(7) million in 2018, and an immaterial amount in the first half of 2018.

21 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

B.9. DEBT, CASH AND CASH EQUIVALENTS

Changes in financial position during the period were as follows:

(€ million)	June 30, 2019	December 31, 2018
Long-term debt	21,087	22,007
Short-term debt and current portion of long-term debt	4,411	2,633
Interest rate and currency derivatives used to manage debt	(51)	(54)
Total debt	25,447	24,586
Cash and cash equivalents	(6,742)	(6,925)
Interest rate and currency derivatives used to manage cash and cash equivalents	—	(33)
Net debt (a)	18,705	17,628

(a)	With effect from January 1, 2019 (following first-time application of IFRS 16), net debt does not include lease liabilities (see Note A.1.2).

B.9.1. NET DEBT AT VALUE ON REDEMPTION

A reconciliation of the carrying amount of net debt in the balance sheet to value on redemption as of June 30, 2019 is shown below:

				Value on redemption
(€ million)	Carrying amount at June 30, 2019	Amortized cost	Adjustment to debt measured at fair value	June 30, 2019	December 31, 2018
Long-term debt	21,087	111	(66)	21,132	22,071
Short-term debt and current portion of long-term debt	4,411	(2)	(10)	4,399	2,613
Interest rate and currency derivatives used to manage debt	(51)	—	47	(4)	(12)
Total debt	25,447	109	(29)	25,527	24,672
Cash and cash equivalents	(6,742)	—	—	(6,742)	(6,925)
Interest rate and currency derivatives used to manage cash and cash equivalents	—	—	—	—	(33)
Net debt (a)	18,705	109	(29)	18,785	17,714

(a)	With effect from January 1, 2019 (following first-time application of IFRS 16), net debt does not include lease liabilities (see Note A.1.2).

“Net debt” is a financial indicator used by management and investors to measure Sanofi’s overall net indebtedness.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 22

The table below shows an analysis of net debt by type, at value on redemption:

	June 30, 2019			December 31, 2018
(€ million)	non-current	current	Total	non-current	current	Total
Bond issues	21,078	3,880	24,958	21,983	2,181	24,164
Other bank borrowings	43	203	246	57	176	233
Finance lease obligations (a)	—	—	—	18	4	22
Other borrowings	12	13	25	13	3	16
Bank credit balances	—	302	302	—	249	249
Interest rate and currency derivatives used to manage debt	(1)	(3)	(4)	—	(12)	(12)
Total debt	21,132	4,395	25,527	22,071	2,601	24,672
Cash and cash equivalents	—	(6,742)	(6,742)	—	(6,925)	(6,925)
Interest rate and currency derivatives used to manage cash and cash equivalents	—	—	—	—	(33)	(33)
Net debt	21,132	(2,347)	18,785	22,071	(4,357)	17,714

(a)	On the first-time application of IFRS 16, the finance lease obligation as of January 1, 2019 was reclassified to Lease liabilities in the balance sheet.

Principal financing and debt reduction transactions during the period

In March 2019, Sanofi carried out a €2 billion bond issue under its Euro Medium Term Notes (EMTN) program, in three tranches:

•	€850 million of fixed-rate bonds maturing March 2022, with annual coupons and bearing interest at an annual rate of 0.000%;

•	€650 million of fixed-rate bonds maturing March 2029, with annual coupons and bearing interest at an annual rate of 0.875%;

•	€500 million of fixed-rate bonds maturing March 2034, with annual coupons and bearing interest at an annual rate of 1.250%;

Two bond issues were redeemed on maturity during the first half of 2019:

•	a September 2015 floating-rate bond issue of €750 million, which matured March 22, 2019;

•	an April 2016 fixed-rate bond issue of €500 million, which matured April 5, 2019.

Sanofi had the following arrangements in place as of June 30, 2019 to manage its liquidity in connection with current operations:

•	a syndicated credit facility of €4 billion, drawable in euros and in US dollars, due to expire on December 17, 2020 following the exercise of a second extension option in November 2015; and

•	a syndicated credit facility of €4 billion, drawable in euros and in US dollars, due to expire on December 3, 2021 following the exercise of a second extension option in November 2016.

Sanofi has no further extension options for those credit facilities. As of June 30, 2019, there were no drawdowns under either facility.

Sanofi also has a €6 billion Negotiable European Commercial Paper program in France and a $10 billion Commercial Paper program in the United States. During the first half of 2019 only the US program was used, with an average drawdown of $3.2 billion.

The financing in place as of June 30, 2019 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.

23 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

B.9.2. MARKET VALUE OF NET DEBT

The market value of Sanofi’s debt, net of cash and cash equivalents and derivatives and excluding accrued interest, is as follows:

(€ million)	June 30, 2019	December 31, 2018
Market value	19,854	18,003
Value on redemption	18,785	17,714

B.10. DERIVATIVE FINANCIAL INSTRUMENTS

B.10.1. CURRENCY DERIVATIVES USED TO MANAGE OPERATING RISK EXPOSURES

The table below shows operating currency hedging instruments in place as of June 30, 2019. The notional amount is translated into euros at the relevant closing exchange rate.

			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
June 30, 2019 (€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	3,218	3	—	—	—	3,218	3
of which US dollar	1,123	9	—	—	—	1,123	9
of which Chinese yuan renminbi	552	3	—	—	—	552	3
of which Singapore dollar	315	—	—	—	—	315	—
of which Japanese yen	181	—	—	—	—	181	—
of which Russian rouble	108	(2)	—	—	—	108	(2)
Forward currency purchases	1,419	(4)	—	—	—	1,419	(4)
of which Singapore dollar	516	1				516	1
of which US dollar	381	(5)	—	—	—	381	(5)
of which Chinese yuan renminbi	90	—	—	—	—	90	—
of which Russian rouble	77	—	—	—	—	77	—
of which Brazilian real	50	—	—	—	—	50	—
Total	4,637	(1)	—	—	—	4,637	(1)

The above positions mainly hedge material foreign-currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June 30, 2019 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference on those items (hedging instruments and hedged transactions) will be immaterial in the second half of 2019.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 24

B.10.2. CURRENCY AND INTEREST RATE DERIVATIVES USED TO MANAGE FINANCIAL EXPOSURE

The cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of Sanofi’s financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).

That foreign exchange exposure is hedged using derivative instruments (currency swaps or forward contracts) that alter the currency split of Sanofi’s debt once those instruments are taken into account.

The table below shows financial currency hedging instruments in place as of June 30, 2019. The notional amount is translated into euros at the relevant closing exchange rate.

	June 30, 2019
(€ million)	Notional amount		Fair value	Maximum expiry date
Forward currency sales	7,016		32
of which US dollar	5,052	(a)	34	2019
of which Japanese yen	514		(3)	2020
of which Pound sterling	215		3	2020
Forward currency purchases	11,611		(49)
of which US dollar	8,519		(48)	2020
of which Singapore dollar	2,008		(1)	2020
of which Chinese yuan renminbi	372		(1)	2019
Total	18,627		(17)

(a)

Includes forward sales with a notional amount of $3,615 million expiring in 2019, designated as a hedge of Sanofi’s net investment in Bioverativ. As of June 30, 2019, the fair value of these forward contracts represented an asset of €28 million; the opposite entry was recognized in Other comprehensive income, with the impact on financial income and expense being immaterial.

To optimize the cost of debt or reduce the volatility of debt, Sanofi uses derivative instruments (interest rate swaps and cross currency swaps) to alter the fixed/floating rate split of its net debt.

The table below shows instruments of this type in place as of June 30, 2019:

							Of which designated as fair value hedges			Of which designated as cash flow hedges
(€ million)	2019	2020	2021	2022	2023	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized Eonia / receive 1.58%	1,550	—	—	—	—	1,550	27	1,550	27	—	—	—
pay capitalized Eonia / receive 0.06%	—	—	—	2,000	—	2,000	39	2,000	39	—	—	—
pay 1.81% / receive 3-month US dollar Libor	—	440	—	—	—	440	(1)	—	—	440	(1)	—
pay 3-month US dollar Libor / receive 2.22%	—	440	—	—	—	440	4	440	4	—	—	—
receive capitalized Eonia / pay 1.48% (a)	—	—	—	42	57	99	(6)	99	(6)	—	—	—
Total	1,550	880	—	2,042	57	4,529	63	4,089	64	440	(1)	—

(a)

These interest rate swaps hedge fixed-rate bonds with a nominal of €99 million held in a Professional Specialized Investment Fund dedicated to Sanofi and recognized within “Loans, advances and other long-term receivables”.

25 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

B.11. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS

For a description of the nature of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.4. to the consolidated financial statements for the year ended December 31, 2018.

The liabilities related to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 7 fair value hierarchy (see Note A.5.) except for the CVRs issued in connection with the acquisition of Genzyme which are level 1 instruments.

Movements in liabilities related to business combinations and to non-controlling interests during the first half of 2019 are shown below:

(€ million)	Liabilities related to non-controlling interests & other items	CVRs issued in connection with the acquisition of Genzyme (a)	Bayer contingent consideration arising from the acquisition of Genzyme	MSD contingent consideration (European Vaccines business)	Other	Total (b)
Balance at January 1, 2019	22	99	472	410	301	1,304
Payments made	—	—	(66)	(69)	(2)	(137)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount) (c)	—	8	(140)	18	40	(74)
Other movements	(22)	—	—	—	(70)	(92)
Currency translation differences	—	1	6	4	—	11
Balance at June 30, 2019	—	108	272	363	269	1,012
Of which:
• Current portion						273
• Non-current portion						739

(a)	Based on the quoted market price per CVR of $0.52 as of June 30, 2019 and $0.48 as of December 31, 2018.
(b)	As of January 1, 2019, this comprised a non-current portion of €963 million and a current portion of €341 million.
(c)	Amounts reported within the income statement line item Fair value remeasurement of contingent consideration.

As of June 30, 2019, Liabilities related to business combinations and to non-controlling interests mainly comprised:

The Bayer contingent consideration liability arising from the acquisition of Genzyme in 2011. As of June 30, 2019, Bayer was still entitled to receive the following potential payments:

•	a percentage of sales of alemtuzumab up to a maximum of $1,250 million or over a maximum period of ten years, whichever is achieved first;

•

milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021, unless Genzyme exercises its right to buy out those milestone payments by making a one-time payment not exceeding $900 million.

The fair value of this liability was measured at €272 million as of June 30, 2019, versus €472 million as of December 31, 2018. The fair value of the Bayer liability is determined by applying the above contractual terms to sales projections which have been weighted to reflect the probability of success, and discounted. If the discount rate were to fall by one percentage point, the fair value of the Bayer liability would increase by approximately 2%.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 26

B.12. NON-CURRENT PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Non-current provisions and other non-current liabilities break down as follows:

(€ million)	June 30, 2019	June 30, 2018 (a)	December 31, 2018
Non-current provisions	7,401	7,024	6,883
Other non-current liabilities	1,698	1,925	1,730
Total	9,099	8,949	8,613

(a)	Restated for the first-time application of IFRIC 23 (see Note A.1.).

The table below shows movements in provisions:

(€ million)	Provisions for pensions & other post- employment benefits	Provisions for other long-term benefits	Restructuring provisions		Other provisions		Total
Balance at January 1, 2019	3,522	761	632		1,968		6,883
Increases in provisions and other liabilities	97	116	364	(a)	208		785
Provisions utilized	(52)	(60)	—		(93)		(205)
Reversals of unutilized provisions	(58)	—	(2)		(443	)(b)	(503)
Transfers	(8)	(1)	(168	)(c)	10		(167)
Net interest related to employee benefits, and unwinding of discount	42	3	1		9		55
Currency translation differences	10	3	—		5		18
Actuarial gains and losses on defined-benefit plans	535	—	—		—		535
Balance at June 30, 2019	4,088	822	827		1,664		7,401

(a)	Charges to restructuring provisions relate mainly to headcount adjustment plans in Europe and the United States.
(b)	Reversals during the first half of 2019 relate mainly to provisions for products, litigation and other liabilities.
(c)	This movement includes transfers between current and non-current, and adjustments to right-of-use assets in respect of the provision for onerous contracts as of the IFRS 16 transition date.

Provisions for pensions and other post-employment benefits

For an analysis of the sensitivity of obligations in respect of pensions and other employee benefits, and the assumptions used as of December 31, 2018, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2018.

The principal assumptions used (in particular, changes in discount and inflation rates and in the market value of plan assets) for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2019 to take into account changes during the first half of the year.

Actuarial gains and losses arising on pensions and other post-employment benefits and recognized in equity are as follows (amounts reported before tax):

	June 30,		June 30,		December 31,
	2019		2018		2018
(€ million)	(6 months)		(6 months)		(12 months)
Actuarial gains/(losses) on plan assets	655		(162)		(450)
Actuarial gains/(losses) on benefit obligations	(1,190	)(a)	280	(b)	651

(a)	Includes the effect of changes in discount rates (in a range between -0.65% and -1.00%) and in the United Kingdom inflation rate (+0.05%) in the first half of 2019.
(b)	Includes the effect of changes in discount rates (in a range between +0.25% and +0.50%) and in the euro zone inflation rate (+0.25%) in the first half of 2018.

B.13. OFF BALANCE SHEET COMMITMENTS

Off balance sheet commitments to third parties arise under collaboration agreements entered into by Sanofi (see Note D.21.1. to the consolidated financial statements for the year ended December 31, 2018).

Agreements signed during the first half of 2019 gave rise to the following new commitments:

•	Payments associated with projects in the research phase: €0.2 billion.

•	Payments contingent on the attainment of specified sales targets once a product reaches the market: €0.3 billion.

•	Potential milestone payments relating to development projects under collaboration agreements: €0.3 billion.

27 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

The principal commitments entered into, amended or discontinued during the period are described below:

•

On April 8, 2019, Sanofi and Alnylam concluded the research and option phase of the companies’ RNAi therapeutics alliance in rare genetic diseases. The material collaboration terms for patisiran, vutrisiran (ALN-TTRsc02) and fitusiran, as previously announced, continue unchanged.

•

In June 2019, Sanofi and Voyager Therapeutics Inc. decided to pursue their program to discover, develop and commercialize new gene therapies in various therapeutic fields outside the collaboration agreement entered into by the two companies in 2015, thereby ending that collaboration.

B.14. LITIGATION AND ARBITRATION PROCEEDINGS

Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2018.

B.14.1. PRODUCTS

PLAVIX® PRODUCT LITIGATION IN THE US

As of June 30, 2019, there were three pending lawsuits seeking recovery under US state law for personal injuries allegedly sustained in connection with the use of Plavix®. They involve three total plaintiffs (all of whom are ingesting plaintiffs). No cases or plaintiffs remain in other jurisdictions.

TAXOTERE® PRODUCT LITIGATION IN THE US

As of June 30, 2019, there were approximately 12,000 plaintiffs in courts across the country. The first bellwether trial is anticipated to occur in September 2019. Subsequent trials are scheduled in 2020.

DEPAKINE® PRODUCT LITIGATION IN FRANCE

Sanofi’s French affiliate has rejected the opinions issued by the indemnification Committee of the public fund which has upheld Sanofi’s liability. Consequently, the ONIAM (Office National d’Indemnisation des Accidents Médicaux) has indemnified the claimants and is now seeking for reimbursement from Sanofi by means of delivering payment enforcement orders.

In July 2019, the French affiliate of Sanofi filed several legal actions against the ONIAM and the French Ministry of Health before the Administrative Court of Montreuil (France) to oppose these payment enforcement orders.

DENGVAXIA® CASES IN THE PHILIPPINES

In the Dengvaxia® cases filed in the Philippines by parents of deceased children whose deaths were allegedly due to vaccination with Dengvaxia®, several criminal actions have been filed in court after the Department of Justice (DoJ) found probable cause for the cases to proceed. A motion for reconsideration was filed by the Sanofi Pasteur Inc. (Philippines) respondents with the DoJ and remains pending.

B.14.2. PATENTS

PRALUENT® (ALIROCUMAB)-RELATED AMGEN PATENT LITIGATION IN THE US

Post-trial briefing is now complete. A hearing on Amgen’s request for a permanent injunction took place before the District Court for the District of Delaware in June 2019. Sanofi awaits rulings from the District Court (i) on Sanofi and Regeneron’s motion to overturn the parts of the jury verdict of February 2019 that were favorable to Amgen, (ii) Sanofi and Regeneron’s motion for a new trial and (iii) Amgen’s motion for a permanent injunction.

PRALUENT® (ALIROCUMAB)-RELATED AMGEN PATENT LITIGATION IN EUROPE

In the Praluent® patent litigation in Germany, on July 11, 2019, the Regional Court of Düsseldorf ruled, finding infringement, and issued an injunction which requires Sanofi and Regeneron to stop marketing, selling, and manufacturing Praluent® in Germany.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 28

Sanofi and Regeneron appealed. Amgen enforced the injunction and Sanofi and Regeneron complied. On July 23, 2019, the Higher Regional Court ordered a temporary stay of the injunction until it rules on Sanofi’s and Regeneron’s requests for a stay of the injunction during the pendency of main appeal.

PRALUENT® (ALIROCUMAB)-RELATED AMGEN OPPOSITION AND PATENT LITIGATION IN JAPAN

In the Intellectual Property High Court (IPHC) proceeding against Amgen concerning the patent infringement of two of Sanofi’s Japanese patents following the December 2018 decision confirming Amgen’s patent validity, Sanofi filed an appeal to the Supreme Court in February 2019.

DUPIXENT® (DUPILUMAB)-RELATED AMGEN PATENT OPPOSITION AND REVOCATION IN EUROPE

In the European Patent Office (EPO) proceeding revoking Immunex/Amgen’s European patent EP2990420 (a divisional of the EP2292665 patent), Immunex filed a notice of appeal in May 2019.

DUPIXENT® (DUPILUMAB)-RELATED AMGEN INTER PARTES REVIEWS AND PATENT LITIGATION IN THE US

In April 2019, Immunex appealed the Patent Trial and Appeal Board (PTAB)’s decision invalidating all 17 claims of US Patent No. 8,679,487 to the Federal Circuit. Also in April 2019, Sanofi and Regeneron appealed the PTAB’s decision that the challenged claims of the ‘487 Patent are not invalid as anticipated by Immunex’s ‘132 Publication.

PLAVIX® LITIGATION (COMMONWEALTH) IN AUSTRALIA

A decision of the Federal Court of Australia related to Commonwealth’s claim on damages related to the preliminary injunction obtained by Sanofi in 2007 is expected during the second half of 2019.

B.14.3 CONTINGENCIES ARISING FROM CERTAIN BUSINESS DIVESTITURES

LLRICE601 AND LLRICE604 – ARBITRATION

On July 11, 2019, the DIS (German Arbitral Tribunal) rendered its final decision under which it dismissed Bayer CropScience’s (BCS) claims in their entirety and awarded Sanofi reimbursement of all its legal costs.

B.15. OTHER OPERATING INCOME AND EXPENSES

Other operating income amounted to €273 million in the first half of 2019 (versus €323 million in the first half of 2018), and Other operating expenses to €466 million (versus €165 million in the first half of 2018).

The main items included in Other operating income in the first half of 2019 were income from pharmaceutical partners of €36 million (versus €11 million in the first half of 2018), of which €30 million came from Regeneron; and gains on disposals of assets and operations of €71 million (versus €226 million in the first half of 2018), of which €25 million came from disposals of Regeneron shares.

Other operating expenses for the first half of 2019 included €241 million of commercialization expenses incurred by Regeneron (versus €64 million in the first half of 2018). This reflects Regeneron’s share of losses from the commercialization of monoclonal antibodies (€17 million) net of commercialization-related expenses incurred by Regeneron (€217 million), along with Regeneron’s €7 million share of losses generated by the commercialization of Zaltrap® (versus losses of €8 million in the first half of 2018). It also includes expenses of €18 million relating to other pharmaceutical partners (versus €4 million in the first half of 2018).

29 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

B.16. RESTRUCTURING COSTS AND SIMILAR ITEMS

Restructuring costs and similar items comprise the following:

	June 30,	June 30,	December 31,
	2019	2018	2018
(€ million)	(6 months)	(6 months)	(12 months)
Employee-related expenses	667	206	517
Expenses related to property, plant and equipment and to inventories	39	80	162
Compensation for early termination of contracts (other than contracts of employment)	3	4	352
Decontamination costs	1	—	5
Other restructuring costs	37	317	444
Total	747	607	1,480

Restructuring costs in the first half of 2019 mainly reflect employee-related expenses associated with headcount adjustment plans, mainly in Europe and the United States.

B.17. OTHER GAINS AND LOSSES, AND LITIGATION

Other gains and losses, and litigation for the first half of 2019 comprise a net gain of €317 million (compared with a net loss of €67 million in the first half of 2018), mainly relating to litigation.

B.18. FINANCIAL EXPENSES AND INCOME

An analysis of financial expenses and income is set forth below:

	June 30,	June 30,	December 31,
	2019	2018	2018
(€ million)	(6 months)	(6 months)	(12 months)
Cost of debt (a)	(171)	(195)	(396)
Interest income (b)	82	57	123
Cost of net debt	(89)	(138)	(273)
Non-operating foreign exchange gains/(losses)	3	4	6
Unwinding of discounting of provisions (c)	(12)	(13)	(24)
Net interest cost related to employee benefits	(45)	(36)	(75)
Gains/(losses) on disposals of financial assets	—	63	63
Impairment losses on financial assets, net of reversals	(15)	—	—
Net interest expense on lease liabilities (d)	(20)	—	—
Other	28	15	32
Net financial income/(expenses)	(150)	(105)	(271)
comprising: Financial expenses	(244)	(202)	(435)
Financial income	94	97	164

(a)

Includes net gain/(loss) on interest rate and currency derivatives used to manage debt: €83 million in the first half of 2019, €17 million in the first half of 2018, and €75 million over the whole of 2018.

(b)

Includes net gain/(loss) on interest rate and currency derivatives used to manage cash and cash equivalents: €27 million in the first half of 2019, €26 million in the first half of 2018, and €51 million over the whole of 2018.

(c)	Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note B.12.).
(d)	Impact of first-time application of IFRS 16 (see Note A.1.2)

The impact of the ineffective portion of hedging relationships was not material in either 2019 or 2018.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 30

B.19. INCOME TAX EXPENSE

Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.

The table below shows the allocation of income tax expense between current and deferred taxes:

	June 30,	June 30,	December 31,
	2019	2018	2018
(€ million)	(6 months)	(6 months)	(12 months)
Current taxes	(828)	(625)	(1,212)
Deferred taxes	815	328	731
Total	(13)	(297)	(481)
Income before tax and investments accounted for using the equity method	962	2,057	4,405

The difference between the effective tax rate (on income before tax and investments accounted for using the equity method) and the standard corporate income tax rate applicable in France is explained as follows:

	June 30,	June 30,	December 31,
	2019	2018	2018
(as a percentage)	(6 months) (a)	(6 months) (a)	(12 months)
Standard tax rate applicable in France	34.4	34.4	34.4
Difference between the standard French tax rate and the rates applicable to Sanofi (b)	(13.7)	(19.0)	(16.5)
Impact of commitments arising from business divestitures	(12.1)	—	—
Revisions to tax exposures and settlements of tax disputes	4.5	1.2	(1.4)
Fair value remeasurement of contingent consideration liabilities	(3.0)	0.9	0.2
Impact of US tax reform (c)	—	(5.0)	(4.3)
Other (d)	(8.8)	1.9	(1.5)
Effective tax rate	1.3	14.4	10.9

(a)	Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).
(b)

The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France.

(c)	For 2018, this line comprises an adjustment of €102 million to the estimated tax charge on deemed repatriation attributable to the accumulated earnings of non-US operations.
(d)

For 2019, the percentage on the “Other items” line is impacted by the reduction in Income before tax and investments accounted for using the equity method. For 2018, this line includes the net tax effect of taxable temporary differences associated with holdings in Sanofi subsidiaries. In determining the amount of the deferred tax liability for 2018, Sanofi took into account changes in the ownership structure of certain subsidiaries.

B.20. SEGMENT INFORMATION

As indicated in Note B.26. to the consolidated financial statements for the year ended December 31, 2018, Sanofi has three operating segments: Pharmaceuticals, Consumer Healthcare and Human Vaccines (Vaccines).

The Pharmaceuticals segment comprises the commercial operations of the following global franchises: Specialty Care (Rare Diseases, Multiple Sclerosis, Oncology, Immunology and Rare Blood Disorder), Diabetes & Cardiovascular and Established Prescription Products, together with research, development and production activities dedicated to our Pharmaceuticals segment. This segment also includes all associates whose activities are related to pharmaceuticals, in particular Regeneron.

The Consumer Healthcare segment comprises, for all geographical territories, the commercial operations for our Consumer Healthcare products, together with research, development and production activities dedicated to those products.

The Vaccines segment comprises, for all geographical territories (including certain European territories), the commercial operations of Sanofi Pasteur, together with research, development and production activities dedicated to vaccines.

Inter-segment transactions are not material.

The costs of Sanofi’s global functions (Medical Affairs, External Affairs, Finance, Human Resources, Legal Affairs, Information Solutions & Technologies, Sanofi Business Services, etc.) are managed centrally at group-wide level. The costs of those functions are presented within the “Other” category. That category also includes other reconciling items such as retained commitments in respect of divested activities.

31 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

B.20.1. SEGMENT RESULTS

(€ million)		Europe	United States	Other countries	June 30, 2019	Europe	United States	Other countries	June 30, 2018
Pharmaceuticals		3,364	4,204	5,158	12,726	3,781	3,612	4,806	12,199
Total Diabetes		608	906	1,070	2,584	648	1,059	1,015	2,722
of which	Lantus®	298	568	666	1,532	355	816	631	1,802
	Toujeo®	163	139	129	431	142	171	101	414
Total Cardiovascular		81	179	23	283	62	196	15	273
of which	Praluent®	61	44	17	122	41	61	9	111
	Multaq®	20	135	6	161	21	135	6	162
Established Prescription Products		1,608	384	2,920	4,912	2,086	427	2,910	5,423
of which	Lovenox®	375	18	297	690	471	20	277	768
	Plavix®	69	—	697	766	76	—	685	761
	Generics	61	79	396	536	367	48	422	837
Specialty Care		1,067	2,735	1,145	4,947	985	1,930	866	3,781
of which	Aubagio®	203	645	55	903	184	541	50	775
	Cerezyme®	123	88	152	363	134	83	139	356
	Myozyme®/Lumizyme®	192	162	100	454	188	133	84	405
	Jevtana®	86	101	50	237	78	84	40	202
	Dupixent®	82	669	74	825	26	246	11	283
Consumer Healthcare		680	588	1,131	2,399	706	541	1,106	2,353
of which	Allergy, Cough & Cold	163	187	261	611	167	173	240	580
	Pain	254	93	283	630	254	78	296	628
	Digestive	167	103	278	548	163	95	238	496
	Nutritionals	62	19	233	314	62	18	250	330
Vaccines		307	609	978	1,894	271	524	727	1,522
of which	Polio/Pertussis/Hib Vaccines	151	192	645	988	139	176	419	734
	Influenza Vaccines	2	4	111	117	1	4	122	127
Total net sales		4,351	5,401	7,267	17,019	4,758	4,677	6,639	16,074

Sanofi reports segment results on the basis of “Business operating income”. This indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of each operating segment and to allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

•	the amounts reported in the line items Restructuring costs and similar items, Fair value remeasurement of contingent consideration and Other gains and losses, and litigation are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature) are eliminated;

•	the share of profits/losses from investments accounted for using the equity method is added;

•	net income attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments accounted for using the equity method) are eliminated;

•	restructuring costs relating to investments accounted for using the equity method are eliminated; and

•

depreciation expense on right-of-use assets (IFRS 16) is eliminated, and rental expense (IAS 17) is deducted. Because Sanofi has elected first-time application of IFRS 16 using the simplified retrospective method, this adjustment ensures comparability of segment results between the six months ended June 30, 2019 and comparative periods.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 32

Segment results are shown in the table below:

	June 30, 2019 (6 months)
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Other	Total
Net sales	12,726	2,399	1,894	—	17,019
Other revenues	129	1	544	—	674
Cost of sales	(3,242)	(773)	(1,259)	(111)	(5,385)
Research and development expenses	(2,306)	(70)	(302)	(295)	(2,973)
Selling and general expenses	(2,654)	(777)	(358)	(1,053)	(4,842)
Other operating income and expenses	(234)	105	(6)	(58)	(193)
Share of profit/(loss) from investments accounted for using the equity method	169	—	—	—	169
Net income attributable to non-controlling interests	(9)	(6)	—	—	(15)
Business operating income	4,579	879	513	(1,517)	4,454

	June 30, 2018 (6 months)
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Other	Total
Net sales	12,199	2,353	1,522	—	16,074
Other revenues	134	—	399	—	533
Cost of sales	(3,230)	(763)	(1,068)	(105)	(5,166)
Research and development expenses	(2,113)	(58)	(268)	(316)	(2,755)
Selling and general expenses	(2,648)	(788)	(326)	(1,047)	(4,809)
Other operating income and expenses	132	82	—	(56)	158
Share of profit/(loss) from investments accounted for using the equity method	150	—	(1)	—	149
Net income attributable to non-controlling interests	(52)	(6)	—	—	(58)
Business operating income	4,572	820	258	(1,524)	4,126

	December 31, 2018 (12 months)
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Other	Total
Net sales	24,685	4,660	5,118	—	34,463
Other revenues	252	—	962	—	1,214
Cost of sales	(6,738)	(1,539)	(2,854)	(190)	(11,321)
Research and development expenses	(4,572)	(143)	(555)	(624)	(5,894)
Selling and general expenses	(5,431)	(1,534)	(710)	(2,156)	(9,831)
Other operating income and expenses	(37)	101	(4)	(124)	(64)
Share of profit/(loss) from investments accounted for using the equity method	425	1	(3)	—	423
Net income attributable to non-controlling interests	(96)	(10)	—	—	(106)
Business operating income	8,488	1,536	1,954	(3,094)	8,884

33 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

The table below, presented in compliance with IFRS 8, shows a reconciliation between “Business operating income” and Income before tax and investments accounted for using the equity method:

	June 30,	June 30,	December 31,
	2019	2018	2018
(€ million)	(6 months)	(6 months)	(12 months)
Business operating income	4,454	4,126	8,884
Share of profit/(loss) from investments accounted for using the equity method (a)	(169)	(149)	(423)
Net income attributable to non-controlling interests (b)	15	58	106
Amortization and impairment of intangible assets	(2,956)	(1,100)	(2,888)
Fair value remeasurement of contingent consideration	190	10	117
Expenses arising from the impact of acquisitions on inventories	(3)	(99)	(114)
Restructuring costs and similar items	(747)	(607)	(1,480)
Other acquisition-related expenses	—	(10)	(28)
Other gains and losses, and litigation	317	(67)	502
Impacts of first-time application of IFRS 16	11	—	—
Operating income	1,112	2,162	4,676
Financial expenses	(244)	(202)	(435)
Financial income	94	97	164
Income before tax and investments accounted for using the equity method	962	2,057	4,405

(a)	Excludes (i) restructuring costs and (ii) expenses arising from the impact of acquisitions on investments accounted for using the equity method.
(b)	Excludes (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.

B.20.2. OTHER SEGMENT INFORMATION

The tables below show the split by operating segment of (i) the carrying amount of investments accounted for using the equity method, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.

The principal investments accounted for using the equity method are in the Pharmaceuticals segment: Regeneron Pharmaceuticals, Inc., the entities majority owned by BMS until 2018 (see Note C.2. to the consolidated financial statements for the year ended December 31, 2018), and Infraserv GmbH & Co. Höchst KG.

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	June 30, 2019
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Total
Investments accounted for using the equity method	3,484	20	32	3,536
Acquisitions of property, plant and equipment	408	3	243	654
Acquisitions of other intangible assets	124	7	56	187

	June 30, 2018
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Total
Investments accounted for using the equity method	2,918	20	26	2,964
Acquisitions of property, plant and equipment	486	2	153	641
Acquisitions of other intangible assets	138	6	38	182

	December 31, 2018
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Total
Investments accounted for using the equity method	3,352	20	30	3,402
Acquisitions of property, plant and equipment	1,046	5	364	1,415
Acquisitions of other intangible assets	434	7	121	562

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 34

B.20.3. INFORMATION BY GEOGRAPHICAL REGION

The geographical information on net sales provided below is based on the geographical location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

	June 30, 2019
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	17,019	4,351	1,099	5,685	5,401	6,983
Non-current assets:
• property, plant and equipment	9,606	5,781	3,120	2,791	2,250	1,034
• goodwill	44,418	—	—	—	—	—
• other intangible assets	19,098	7,439	—	9,485	—	2,174

	June 30, 2018
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	16,074	5,784	1,599	4,985	4,690	5,305
Non-current assets:
• property, plant and equipment	9,470	5,779	3,133	2,657	2,224	1,034
• goodwill	44,828	—	—	—	—	—
• other intangible assets	22,436	8,147	—	11,529	—	2,760

	December 31, 2018
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	34,463	9,434	2,319	12,193	11,540	12,836
Non-current assets:
• property, plant and equipment	9,651	5,871	3,163	2,719	2,238	1,061
• goodwill	44,235	—	—	—	—	—
• other intangible assets	21,889	8,058	—	11,190	—	2,641

As stated in Notes B.6.1. and D.5. to the consolidated financial statements for the year ended December 31, 2018, goodwill is not allocated by geographical region.

B.20.4. PRINCIPAL CUSTOMERS AND CREDIT RISK

Sanofi’s three largest customers respectively accounted for approximately 9%, 6 % and 4 % of consolidated net sales in the first half of 2019, mostly in the Pharmaceuticals segment (versus approximately 10%, 6 % and 4 % in the first half of 2018).

35 | Sanofi – 2019 HALF-YEAR FINANCIAL REPORT

C/ EVENTS SUBSEQUENT TO JUNE 30, 2019

On July 23, 2019, Sanofi announced the signature of an agreement with Roche for the exclusive over-the-counter (OTC) rights to Tamiflu® for the prevention and treatment of influenza (flu) in the US. Under the terms of the agreement, Sanofi will be responsible for leading FDA negotiations for the OTC switch and subsequent exclusive marketing, scientific engagement and distribution of Tamiflu® OTC in the US. Tamiflu® is currently sold in the US by Genentech, a member of the Roche Group, for prescription use.

Topline results from three Phase III trials of ZynquistaTM (sotagliflozin) in adults with type 2 diabetes from the InSynchrony clinical program were announced on July 26. Given the primary endpoint results of blood sugar control (HbA1c) reduction in the SOTA-CKD3 and SOTA-CKD4 studies, Sanofi provided notice to Lexicon that it is terminating the collaboration to develop, manufacture, and commercialize ZynquistaTM in all ongoing global type 1 and type 2 diabetes programs. At this time, the ongoing Phase III clinical trials will continue and there will be no immediate changes. Sanofi has expressed willingness to work with Lexicon to ensure a smooth transition of the studies. Sanofi remains committed to working and supporting the investigators and patients enrolled in the studies while next steps are discussed with Lexicon.

2019 HALF-YEAR FINANCIAL REPORT – Sanofi | 36